UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36643

AAC HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

200 Powell Place

Brentwood, TN 37027

(615) 732-1231

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

Pursuant to the requirements of the Securities Exchange Act of 1934, AAC Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 15, 2021	By:	/s/ Andrew W. McWilliams
Name: Andrew W. McWilliams
Title: Chief Executive Officer

*

On June 20, 2020, AAC Holdings, Inc., a Nevada corporation (the “Company”), together with all of its direct and indirect subsidiaries (together with the Company, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) thereby commencing Chapter 11 cases for the Debtors (collectively, the “Chapter 11 Cases”). The Chapter 11 Cases were jointly administered under the caption In re: AAC Holdings, Inc., et al, Case No. 20-11648. On October 20, 2020, the Bankruptcy Court confirmed the Second Amended Joint Chapter 11 Plan of AAC Holdings, Inc. and its Debtor Affiliates (the “Plan”). The Plan became effective on December 11, 2020, at which time all issued and outstanding shares of the Company’s common stock, par value $0.001 per share, to which this Form 15 relates, were canceled and extinguished in accordance with the Plan.